3 November 2006

MEDIA RELEASE

Telecom to offer Yellow Pages Group for sale

Telecom New Zealand said today that it would launch a competitive sale process for its Yellow Page Group business.

This follows a scoping study and a review by Telecom’s Board which concluded that a sale would be in the best interests of the Telecom Group and its shareholders in the longer term.

The Yellow Pages Group includes the printed Yellow Pages, White Pages and their on-line equivalents, Local Directories, New Zealand Retirement Guide and the newly acquired New Zealand Tourism Online.

Telecom’s Chief Executive Theresa Gattung said there had already been considerable interest shown in the future of Yellow Pages Group based on recent media speculation.

“We expect that the sale should be completed by the end of this financial year,” Ms Gattung said.

“Telecom expects to appoint external advisers shortly to assist in managing the sale process.’’

Ms Gattung said Telecom would provide an update on its capital management plans after any sale had been completed.

ENDS

For further information please contact:

John Goulter 027 2324 303 or

Phil Love 027 244 8496

About Yellow Pages Group

Yellow Pages Group is the publishers of the print directories Yellow Pages®, White Pages®, and Local Directories™, as well as the online directories equivalent and the 018 service. Recently, Yellow Pages Group has also acquired the New Zealand Tourism Online, New Zealand Retirement Guide. Each year Yellow Pages Group is responsible for printing and distributing more than 6 million directories – 18 regional editions of Yellow Pages and White Pages, and 22 editions of Local Directories – across the nation. Yellow Pages Group aims to be New Zealanders’ number one find-it resource and has over 50 million look-ups across their products and services every month.

Yellow Pages Group has over 600 employees nationally with annual revenue of $250 million.